Exhibit(b)(5)

                              AMENDMENT TO BY-LAWS
                              SCUDDER INCOME TRUST

                                 August 10, 2004
                                 ---------------

Article VI, Section 6 of the Fund's By-Laws shall be amended to read as follows:

Section 6. Powers and Duties of the Treasurer. The Treasurer shall deliver all funds of the Trust which may come into his hands to such Custodian as the Trustees may employ pursuant to Article X of these By-laws. He shall render a statement of condition of the finances of the Trust to the Trustees as often as they shall require the same and he shall in general perform all the duties as from time to time may be assigned to him by the Trustees, the President, Chief Executive Officer or the Chief Financial Officer. The Treasurer shall give a bond for the faithful discharge of his duties, if required so to do by the Trustees, in such sum and with such surety or sureties as the Trustees shall require.

Section 6a. Chief Financial Officer. The Chief Financial Officer shall be the principal financial and accounting officer of the Trust. The Chief Financial Officer shall be responsible for executing such certifications with respect to the financial and other reports of the Trust as are required by law, rule or regulation to be executed by a principal financial and/or accounting officer. The Chief Financial Officer shall perform such other duties as may be assigned to him or her by the Trustees, the President or Chief Executive Officer. The Chief Financial Officer shall render to the President, Chief Executive Officer and/or Trustees, at the regular meetings of the Trustees or whenever it may so require, an account of all of his or her transactions as Chief Financial Officer and of the financial condition of the Trust.